One Chase Manhattan Plaza
New York, New York 10005
T 212.859.7000
www.assurant.com

July 26, 2012

Via EDGAR

Mr. Jeffrey Riedler

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Assurant, Inc.

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 23, 2012

Form 10-Q for Quarter Ended March 31, 2012

Filed May 2, 2012

File No. 001-31978

Dear Mr. Riedler:

We appreciate the Staff’s participation in our July 24 teleconference concerning your letter of July 19, 2012, in which you requested that the Company agree to make certain disclosures in our Form 10-Q for the quarter ended June 30, 2012 (the “Second Quarter Form 10-Q”) in addition to the disclosures we proposed to include therein pursuant to our response letter filed June 29, 2012. As we stated on the call, the Company believes, based on its interactions with the investor community, that the primary concern of investors relating to regulatory risks affecting lender-placed products is their potential effect on premiums. In contrast to the effect of these products on revenues, their share of total segment net income can be highly variable due to the unpredictability and size of catastrophic losses, the state-specific nature of insurance rate regulation, the variable nature of client acquisition and claim processing costs, and other factors. Nevertheless, in response to the Staff’s request, we set forth below a revised version of the last paragraph of indicative sample disclosure included within quotation marks in the Response to Comment 2 contained in our letter of June 29:

“As disclosed in the Form 10-K, Assurant Specialty Property’s business strategy is to pursue long-term growth in lender-placed homeowners insurance and adjacent markets with similar characteristics, such as lender-placed flood insurance and lender-placed mobile home insurance. Lender-placed insurance products accounted for approximately 70% of Assurant Specialty Property’s net earned premiums for both the full year 2011 and the six months ended June 30, 2012. The approximate corresponding contributions to segment net income in these periods were 100% and 89%, respectively. The portion of total segment net income attributable to lender-placed products may vary substantially over time depending on the frequency, severity and location of catastrophic losses, the cost of catastrophe reinsurance and reinstatement coverage, the variability of claim processing costs and client acquisition costs, and other factors.”

* * * *

In light of the fact that the Company plans to file the Second Quarter Form 10-Q with the Commission on Wednesday, August 1, we would be most grateful to receive any comment with respect to the foregoing at your earliest convenience. We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in our filings; Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require any additional information or wish to discuss our response, please contact me at (212) 859-7191, John Sondej, the Company’s Controller and Principal Accounting Officer, at (212) 859-7209, or Stephen Gauster, the Company’s Chief Corporate Counsel, at (212) 859-7025.

Very truly yours,

/s/ Michael J. Peninger
Michael J. Peninger
Executive Vice President and Chief Financial Officer

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